FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):   September 24, 2002

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 9. Regulation FD Disclosure

Electronic Data Systems Corporation, a Delaware corporation. ("EDS"), hereby furnishes the following information under this Item 9. Pursuant to the rules and regulations of the Securities and Exchange Commission, such information is not deemed to be filed hereunder.

On September 24, 2002, EDS issued the press release attached as Exhibit 99.1 and posted it on the Company's website.

Exhibit Number	**Description of Document**
99.1	Press Release of Electronic Data Systems Corporation dated September 24, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

September 24, 2002   By: /s/ D. Gilbert Friedlander
                                D. Gilbert Friedlander, Senior Vice
                                President, General Counsel and Secretary

Exhibit 99.1

CONTACT:
Jeff Baum
+1 972-797-9495
jeffrey.baum@eds.com

FOR IMMEDIATE RELEASE: TUESDAY, SEPTEMBER 24, 2002

EDS Responds to Investment Community Downgrade

PLANO, Texas – EDS today responded to an investment community downgrade by emphasizing its financial position remains strong. It reiterated its recent guidance concerning earnings and free cash flow for the remainder of the year.

The company said:

- Its balance sheet and financial condition more than adequately provide for it to serve current clients and aggressively pursue new business, including mega deals.

- EDS has no liquidity issues.

- EDS maintains its solid investment grade debt rating and does not anticipate significant change in its rating.

- Its revised third quarter guidance reflects provisions for all known contract issues.

- Recent settlement of prior hedging transactions for its employee stock option benefit plans has no impact on earnings. It noted it closed out its position in these obligations through the issuance of commercial paper to fulfill the terms of the underlying contracts.

- The company has not been notified of, nor is it aware of, any SEC investigation.

"We believe today's announcement, along with our previous communications, underscores EDS' overall financial strength," said Chairman and CEO Dick Brown.

About EDS

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5

billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at www.eds.com.

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The statements in this press release that are not historical statements, including statements regarding future financial performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond EDS' control, which could cause actual results to differ materially from such statements. For information concerning certain of these risks and uncertainties, see EDS' most recent Form 10-Q, which among other things, outlines risks that include but are not limited to: competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; fluctuations in foreign currency and exchange rates; the financial performance of current and future client contracts, including contracts with GM; with respect to client contracts accounted for under the percentage-of-completion method of accounting, the performance of such contracts in accordance with our cost and revenue estimates; the impact of acquisitions and divestitures, including our ability to improve productivity and achieve synergies from acquired businesses; the degree to which third parties continue to outsource information technology and business processes; the cost of attracting and retaining highly skilled personnel; and the impact of bankruptcy filings by significant customers or suppliers. In addition, there are risks associated with the impact of general economic conditions on our ability to sign new business and obtain additional revenues from our existing clients and with the carrying value of our assets. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.